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SEC FILE NUMBER

CUSIP NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☑ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	December 31, 2007

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
Loral Space & Communications Inc.

Full Name of Registrant

Former Name if Applicable
600 Third Avenue

Address of Principal Executive Office (Street and Number)
New York, NY 10016

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

☑	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
On October 31, 2007, Loral and its Canadian partner completed the acquisition of Telesat Canada from BCE Inc. In connection with the acquisition, Loral transferred substantially all of the assets and related liabilities of its Loral Skynet subsidiary to Telesat Canada. Loral holds a 64% economic interest and a 33 1/3% voting interest in Telesat Holdings Inc. (“Telesat”), the ultimate parent company of the resulting new entity. We use the equity method of accounting for our investment in Telesat, which we expect will account for approximately 28% of our consolidated assets at December 31, 2007.
Telesat is in the process of preparing the financial information needed by us to record our equity in net income or loss of affiliate and complete the footnote disclosures related to our investment. Additionally, preparation of the Loral tax information has been affected by the timing of this transaction late in the year. Given the materiality of this information to our required 10-K disclosures taken as a whole, we are unable to file our 10-K report in whole or in part at this time. Telesat assures us that it has devoted considerable effort and expense in an effort to finalize its financial statements for the period from October 31, 2007 to December 31, 2007 and provide us with the financial information necessary to help us meet our filing deadlines, but has informed us that it has nonetheless been unable to do so due to the short period of time between the closing of the transaction and our filing deadline. Specifically, Telesat has advised us that:
•	The preparation of the financial information by Telesat has involved a number of challenges related to the accounting for the change of its ownership and its combination with Loral Skynet.

•	The purchase price allocation necessary to prepare the opening balance sheet is a complicated exercise involving input from a number of parties and has just recently been completed. Both the Telesat Canada and Loral Skynet assets and liabilities had to be fair valued. The information gathering, fair value calculations and review process took a considerable amount of time.

•	Preparation of Telesat’s financial statements involves extracting information from two separate and distinct accounting systems — one for Telesat Canada and another for Loral Skynet. The result has been a time-consuming process of reconciliation with much manual effort.
As a result of the above, we are unable to complete our 2007 financial statements by the required filing date of March 17, 2008.

SEC 1344 (05-06)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

John Capogrossi	(212)	338-5355
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☑ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☑ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

See narrative in Part III, above.
We have not received the financial information from Telesat to enable us to estimate the effect on our results of operations.

Loral Space & Communications Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 17, 2008	By	/s/ Harvey B. Rein

Name: Harvey B. Rein
Title: Senior Vice President and CFO